Filed Pursuant to Rule 433

Registration No. 333-217413

Medium Term Notes, Series Y

$1,000,000,000 3.000% Fixed Rate Subordinated Notes due July 30, 2029

Final Terms and Conditions

Issuer:	U.S. Bancorp

Note Type:	Subordinated Notes

Ratings*:	A1 / A- / A+ / AAL (Moody’s / S&P / Fitch / DBRS)

(Stable / Stable / Stable / Stable)

Principal Amount:	$1,000,000,000

Pricing Date:	July 24, 2019

Settlement Date:	July 29, 2019 (T+3)

Maturity Date:	July 30, 2029

Redemption Date:	April 30, 2029

Redemption Terms:

Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to the date of redemption. U.S. Bancorp shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the notes.

Subordination:

The payment of the principal and interest on the notes will be subordinate in right of payment to the prior payment in full of all of U.S. Bancorp’s senior indebtedness. In some cases of insolvency, and in the event that the Board of Governors of the Federal Reserve System promulgates any rule that defines general creditors, the main purpose of which is to establish criteria for determining whether the subordinated debt of a bank holding company is to be included in capital, payment of principal of and interest on the notes will also be subordinated in right of payment to the prior payment in full of all general obligations.

In addition, the notes may be fully subordinated to interests held by the U.S. government in the event of receivership, insolvency, liquidation or similar proceedings, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Coupon:	3.000%

Pricing Benchmark:	UST 2.375% due May 15, 2029

Benchmark Yield:	2.051%

Reoffer Spread:	+95 bps

Reoffer Yield:	3.001%

Price to Public:	99.991%

Gross Spread:	0.257%

All-In Price:	99.734%

Net Proceeds to Issuer:	$997,340,000

First Coupon Date:	January 30, 2020

Interest Payment Dates:	Semiannually, on the 30th of January and July

CUSIP:	91159HHW3

Joint-Bookrunning Managers:	U.S. Bancorp Investments, Inc., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC

Co-Managers:	Cabrera Capital Markets, The Williams Capital Group, L.P.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling U.S. Bancorp Investments, Inc. at 1-877-558-2607, Goldman Sachs & Co. LLC at 1-866-471-2526, or Morgan Stanley & Co. LLC at 1-866-718-1649.

Conflicts of Interest. The issuer’s affiliate, U.S. Bancorp Investments, Inc., will be participating in sales of the notes. As such, the offering is being conducted in compliance with the applicable requirements of FINRA Rule 5121.

Notice to Canadian Investors. The notes are unsecured and are not and will not be savings accounts, deposits, obligations of, or otherwise guaranteed by, U.S. Bank National Association or any other bank. The notes do not evidence deposits of U.S. Bank National Association or any other banking affiliate of the Issuer. The notes are not insured by the Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation or any other insurer or governmental agency or instrumentality. U.S. Bank National Association’s Canada branch is listed on Schedule III to the Bank Act (Canada) and is subject to regulation by the Office of the Superintendent of Financial Institutions (Canada). The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 -103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering circular (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the dealers are not required to comply with the disclosure requirements of NI 33-105 regarding conflicts of interest in connection with this offering.

Notice to Singapore Investors. The prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, securities (as defined in Section 2(1) of the SFA) or securities-based derivative contracts (as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust (howsoever described) has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Issuer has determined, and hereby notifies all persons that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Settlement. Pursuant to Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle to prevent a failed settlement.